Exhibit 21.1

Subsidiaries of Medifast, Inc.

Corporate Subsidiaries	State of Incorporation
Corporate Events, Inc.	Delaware
Jason Enterprises, Inc.	Delaware
Jason Pharmaceuticals, Inc.	Maryland
Jason Properties, LLC	Delaware
OPTAVIA LLC	Delaware
OPTAVIA Health Consultation (Shanghai) Co., Ltd.	Shanghai, China
OPTAVIA (Hong Kong) Limited	Hong Kong
OPTAVIA (Singapore) PTE. LTD	Singapore
Seven Crondall Associates, LLC	Maryland